September 13, 2007

VIA EDGAR AND FAX (202) 772-9209

Mr. Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

RE:

InLand Land Appreciation Fund II, L.P.

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed March 22, 2007

File No. 000-19220

Dear Mr. Woody:

On behalf of InLand Land Appreciation Fund II, L.P. (the “Company” or “We”), set forth below is the Company’s response to your comments contained in your letter dated August 29, 2007 relating to the above referenced Form 10-K.  We have included your comments in bold, and have also presented page references where appropriate.

SEC Comment:

Form 10-K for the year ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 18

1.

It does not appear that the audit opinion covers the results of operations, partner's capital and cash flows for the year ended December 31, 2004.  Please tell us how you have complied with Rule 2-02 of Regulation S-X.

Company Response:

We agree that the audit opinion as written does not cover the results of operations, partner's capital and cash flows for the year ended December 31, 2004.  As such, the audit opinion will be revised to include the results of operations, partner's capital and cash flows for the year ended December 31, 2004.  The revised audit opinion will be refiled as part of the Form 10-K/A.

2.

We note the opinion from Grant Thornton LLP does not appear to be signed by Grant Thornton LLP.  In future filings, please request that your auditor includes evidence that their opinion is signed.

Company Response:

We have on file the original signed opinion from Grant Thornton LLP.  We have requested that the filed version of the opinion from Grant Thornton LLP be signed using the format “/s/ Grant Thornton LLP” to provide evidence that their opinion has been signed.  The revised opinion signature will be included in the Form 10-K/A.

Statements of Operations, page 21

3.

Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X.

Company Response:

Our current presentation of the Statements of Operations complies with Rule 5-03 of Regulation S-X with the exception of not denoting Interest income and Other income as non-operating income.  We will revise our Statement of Operations to properly reflect non-operating income in future filings beginning with the Form 10-Q for the period ending September 30, 2007.

4.

Please tell us whether rental income received from farming activities would be considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67.

Company Response:

With respect to rental income being considered incremental revenue from incidental operations as defined in paragraph 10 of SFAS 67, it has been our position that farm rental income is a recurring activity designed to generate a return from the use of the property and does not effectively reduce the cost of developing the property for its intended use, and therefore, farm rental income is not incremental revenue from incidental operations and should not reduce capitalized project costs and is properly included in operating revenues.

Exhibits 31.1 and 31.2

5.

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you moved the location of "for the registrant" in the introductory section of paragraph 4, you have replaced the word "principles" with "principals" in paragraph 4(b), you have replaced the word "registrant's" with "registrants" in paragraph 4(d), and you have removed the word "the" before "registrant's board of directors…" in the introductory section of paragraph 5.  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Company Response:

We will make all changes you noted in the certifications for the Form 10-K/A and in future filings beginning with the Form 10-Q for the period ending September 30, 2007.

In connection with our responses to the Securities and Exchange Commission comments in the letter dated August 29, 2007 relating to the above referenced Form 10-K, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses above fully and adequately address the comments contained in your letter dated August 29, 2007.  If you have any questions regarding the above responses, please call me at (630) 218-8000.

Very truly yours,

/s/ Donna Urbain

Principal Financial Officer

cc:

Jennifer Monick, SEC, Division of Corporation Finance

David Kaufman, Duane Morris LLP

Catherine Lynch, Inland Real Estate Investment Corp.

F. Mikael Mleko, Grant Thornton LLP

Anthony Bonaguro, Grant Thornton LLP